Exhibit 99.1

"Intention to launch Tender Offer for Bachoco’s Shares"

Celaya, Guanajuato, Mexico, March 25th, 2022. Industrias Bachoco S.A.B. de C.V. ("Bachoco" or the “Company”) (NYSE: IBA; BMV: BACHOCO), announces that, today, a vehicle (the “Offeror”) in which current shareholders of the Robinson Bours family participate, communicated to Bachoco’s Board of Directors its intention to initiate the process to launch a voluntary tender offer for up to all of the outstanding shares of Bachoco, including shares represented by American Depositary Receipts (ADRs), which are not owned directly or indirectly by such shareholders or their affiliates, representing approximately 27% of the outstanding capital of Bachoco.

The tender offer is expected to take place concurrently in Mexico and the United States of America, at a purchase price of $81.66 Mexican pesos per share. This price constitutes a premium of 20% relative to the average price of Bachoco shares over the last 30 trading days on the Bolsa Mexicana de Valores, S.A.B. de C.V.

The tender offer will be subject to various corporate and regulatory requirements, including registration before the Mexican Securities Exchange Commission, filing with the US Securities and Exchange Commission and the authorization of the Board of Directors of Bachoco. Subsequent to the tender offer closing, the offeror intends to delist the outstanding shares on the markets where its shares are listed, including the New York Stock Exchange and the Bolsa Mexicana de Valores, and to deregister the shares under the US Securities Exchange Act of 1934, as amended.

We expect that the offeror will submit the appropriate documents to the relevant securities authorities describing all of the relevant terms and conditions of the voluntary public offering.

The Board of Directors shall resolve the initiation of the tender offer in accordance with the Company’s bylaws and that the members of the Board of Directors shall opine on the offer price within the ten business days following the launch of the tender offer pursuant to applicable legal provisions.

COMPANY DESCRIPTION. Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 29,000 people. The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER.Thisdocument contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements herein reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include, among other things, risks related to the tender offer, including timing for the commencement of the tender offer and the completion of the tender offer on anticipated terms and conditions, ; and risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement. Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents to be filed by the Offeror and Bachoco with the U.S. Securities and Exchange Commission.

This document is not an offer to sell securities in the United States, Mexico or any other jurisdiction. Securities may not be offered or sold in the United States, Mexico or other jurisdictions without registration or an exemption from registration. Any public offering of securities in the United States or Mexico must be made through the preparation of a prospectus or offering memorandum

IMPORTANT INFORMATION FOR U.S. INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any shares (including any American Depositary Share representing any shares) or other securities. If and at the time a tender offer is commenced, the Offeror (and/or one or more of its affiliates, as applicable) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and no later than 10 business days after the commencement of the tender offer Bachoco will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/ RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by the Offeror and Bachoco, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require the Offeror or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.